EXHIBIT 99.1

Brookfield Launches Emerging Markets Transition Fund with Anchor Commitment from ALTÉRRA Alongside Investment in the Brookfield Global Transition Fund; Both Funds to Help Deploy Over $20 Billion in Climate Initiatives

UAE’s newly launched ALTÉRRA joins forces with Brookfield to enable the creation of a multi-billion catalytic fund to accelerate global energy transition

ALTÉRRA commitment of up to US$1 billion from ALTÉRRA Transformation will help deliver significant additional capital to emerging markets and developing economies

ALTÉRRA Additional commitment of US$2 billion from ALTÉRRA Acceleration to the Brookfield Global Transition Fund II to invest in clean energy and transform businesses in carbon-intensive sectors

BROOKFIELD, NEWS, Dec. 01, 2023 (GLOBE NEWSWIRE) -- Today at COP28, Brookfield Asset Management (“Brookfield”) (NYSE: BAM, TSX: BAM) and ALTÉRRA, the world’s largest private markets climate vehicle launched at the World Climate Action Summit, announced the creation of a multi-billion dollar Catalytic Transition Fund (‘CTF’ or the ‘Fund’) with commitments from ALTÉRRA Transformation. ALTÉRRA also committed to investing US$2 billion from ALTÉRRA Acceleration into the second Brookfield Global Transition Fund (“BGTF II”), Brookfield’s flagship fund focused on the energy transition.

CTF will have a differentiated and focused mandate, raising and then deploying capital exclusively for emerging and developing markets, with a dedicated focus on supporting the four key pillars that underpin COP28’s Action Agenda, namely: Energy Transition, Industrial Decarbonization, Sustainable Living and Climate Technologies.

The Fund will be managed by Brookfield and will receive up to US$1 billion in catalytic capital from ALTÉRRA Transformation, to enhance the risk-adjusted returns available to commercially-oriented investors. Brookfield is concurrently pursuing opportunities to add further catalytic capital from strategic partners.

CTF will focus on decarbonization initiatives, with an innovative structure that leverages ALTÉRRA's financial commitment to attract private sector investment at scale. Through this unique approach, the Fund will mobilize climate finance for markets that are critical to achieving Net-Zero, but which have to date been chronically underinvested. The Fund will focus its catalytic investments in South and Southeast Asia, Asia-Pacific, Central Asia, Eastern Europe, Latin America, and the Middle East.

Other investors including CDPQ, a global investment group based in Québec, Canada, and Temasek, a Singapore headquartered global investment firm, have also expressed interest in contributing commercial capital to the Fund, subject to their customary approval requirements. The potential participation of these institutions offers the opportunity to share expertise and market knowledge to benefit the Fund’s investments. In line with its typical approach of aligning interests with its investment partners, Brookfield will commit at least 10% of CTF’s capital.

ALTÉRRA represents a vital lever in further deepening the UAE’s longstanding commitment to climate action globally, through partnerships and collective action.

ALTÉRRA Acceleration is also today announcing a US$2 billion commitment to the second Brookfield Global Transition Fund, making it the single-largest third-party investor in the fund to date. BGTF II will follow the strategy of its predecessor fund, BGTF I, and invest in growing clean energy, scaling sustainable solutions and providing capital for transforming businesses in carbon-intensive sectors.

Taken together, the commitments from ALTÉRRA to CTF and BGTF II will support the deployment of over US$20 billion toward decarbonization initiatives.

Speaking about the partnership, His Excellency Majid Al Suwaidi, Director General of COP28 and Incoming Chief Executive Officer, ALTÉRRA, said, “ALTÉRRA’s goal is to mobilize US$250 billion in capital by 2030 and stimulate a new climate economy in emerging and developing markets that achieve both climate and commercial outcomes. The partnership with Brookfield is a powerful demonstration of the UAE’s commitment to meaningful climate action and represents our wider ambition to fundamentally strengthen global climate finance.”

Mark Carney, Chair and Head of Transition Investing at Brookfield Asset Management, said, “The UAE is demonstrating bold leadership in tackling the challenge of raising transition finance for emerging markets and developing economies. The Catalytic Transition Fund is an innovative private sector solution to this imperative which combines institutional capital and Brookfield’s decades of experience in renewable power and transition investing. The UAE’s substantial commitments to our transition investing platform will greatly accelerate progress towards Brookfield’s Net Zero emissions target while supporting vital clean growth initiatives across the globe.”

Brookfield is already pursuing investment opportunities, with immediate capital investment earmarked for the development of over 6.0 GW of new clean energy capacity in India. This includes the near-term construction of 1,200 MW of wind and solar projects set to generate clean power by 2025.

Brookfield will seek to bring on board other institutional partners in 2024.

About ALTÉRRA and Lunate

ALTÉRRA is a newly established climate focused investment manager in the Abu Dhabi Global Market (ADGM), established by Lunate. With a dedicated team of climate and investment professionals, ALTÉRRA invests its LPs capital in climate investment themes through fund investments and direct/co-investments.

Headquartered in Abu Dhabi, Lunate, a global independent investment manager, headquartered in Abu Dhabi. With 150 employees including 80 investment professionals, Lunate invests through Fund investments, Direct and Co-investments across asset classes, sectors and geographies.

About Brookﬁeld Asset Management

Brookﬁeld Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alterative asset manager with over $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We oﬀer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, ﬁnancial institutions, insurance companies and private wealth investors. We draw on Brookﬁeld’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

About the Brookﬁeld Global Transition Fund

The Brookﬁeld Global Transition Fund, co-led by Mark Carney, Brookﬁeld Chair and Head of Transition Investing, and Connor Teskey, CEO of Brookﬁeld Renewable, is Brookﬁeld’s record-breaking impact fund series. The strategy is focused on investments that accelerate the global transition to a net-zero carbon economy, while delivering strong risk-adjusted returns to investors.

The Fund targets investment opportunities relating to reducing greenhouse gas emissions and energy consumption, as well as increasing low-carbon energy capacity and supporting sustainable solutions. Consistent with its dual objectives of earning strong risk-adjusted returns and generating a measurable positive environmental change, the Fund reports to investors on both its ﬁnancial and environmental impact performance.

Find out more at www.brookﬁeld.com/zero-compromise.

Media Contact:

Brookﬁeld
Simon Maine
Simon.maine@brookﬁeld.com
+44 (0)7398 909 278

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to CTF’s mandate, strategy and funding, the participation of CDPQ and Temasek in CTF, Brookfield’s commitment to CTF and the mandate and strategy of BGTF II.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.